INTERNATIONAL DEBT EXCHANGE ASSOCIATES, INC.

7531 Aberdon Road,

Dallas, Tx 75252

                                                                                                                           April 15, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

         RE:      INTERNATIONAL DEBT EXCHANGE ASSOCIATES, INC.

                     COMMISSION FILE NUMBER: 000-50431

                     FORM 10KSB FILED 4/15/05

Dear Sirs:

         Pursuant  to  Rule  477(a)  promulgated  under the Securities  Act of 1933, as amended  (the  "Securities Act"),  International Debt Exchange Associates, Inc., (the Company) hereby  respectfully  requests  that the Securities and Exchange Commission  consent to the withdrawal of its Annual Report on Form  10KSB (File  No. 000-50431) originally  filed  on  April 15, 2005, together with all amendments and exhibits thereto. The Company requests the withdrawal due to additional time and information required by the auditor.

          Upon grant of the  Commission's  consent hereto,  please return a dated copy of the order granting such  withdrawal,  which order shall state "Withdrawn upon the request of the  Company,  the  Commission  consenting  thereto," and which is to be included in subsequent filings of the Company.

         If you have any questions  regarding  the  foregoing  application for withdrawal, please contact Ken Graham at (972) 735-9064.

                                   Very truly yours,

                                   INTERNATIONAL DEBT EXCHANGE ASSOCIATES, INC.

                                   By: /s/ Ken Graham

                                       ----------------------------------------

                                       Ken Graham

                                       President and Chief Executive Officer